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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2003

                       ASHANTI GOLDFIELDS COMPANY LIMITED

                (Translation of Registrant's Name Into English)

                        Gold House, Patrice Lumumba Road
                           Roman Ridge, P.O. Box 2665
                                  Accra, Ghana

                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                      Form 20-F   X           Form 40-F
                                 ---                    ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                             Yes              No  X
                                 ---             ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.


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                                 [ASHANTI LOGO]


     P    R     E     S     S        R     E     L     E     A     S     E
--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE                                           12 DECEMBER 2003


                  ASHANTI ANNOUNCES SENIOR MANAGEMENT CHANGES

Ashanti Goldfields Company Limited ("Ashanti" or the "Company") regrets to announce that Mr Trevor Stanley Schultz, the Chief Operating Officer and Mrs Eleanor Darkwa Ofori Atta, Executive Director - Corporate Relations formally retire from the Company on 31 December 2003 and both would step down as directors of the Company with effect from that date. Ashanti wishes them a healthy and happy retirement.

On the operations front, Mr Daniel Monney Akwafo Owiredu has been appointed as the Acting Chief Operating Officer with effect from 1 January 2004.

Mr Owiredu, 46, is a mechanical engineer by profession with nineteen years' experience in the mining sector. He joined Ashanti in 1984 and has since served in various senior roles at Ashanti's Obuasi, Bibiani and Siguiri operations. In particular, he was instrumental in the setting up of Obuasi's BIOX(r) plant (currently the world's largest) from design to commissioning. He project-managed the Bibiani operation from greenfield through design, construction and commissioning and was later appointed its Managing Director from 1998 till early 2002, when he rotated to Siguiri as managing director. In July 2002, he was appointed Managing Director of Obuasi/Ayanfuri operations.

Daniel holds a BSC degree in Mechanical Engineering from the Kwame Nkrumah University of Science & Technology in Ghana and an MBA degree from Strathclyde Business School in Scotland, UK.

Ashanti's board and management wish to congratulate and welcome Daniel to this new role.

                                    - END -

Enquiries

Ashanti Goldfields Company Limited

Ernest Abankroh, Company Secretary                         Tel: +(233) 21 774977
Kwaku Akosah-Bempah, AG. MD - Public Affair                Tel: +(233) 21 778173
Corinne Gaisie                                             Tel: +44 20 7256 9938

The Global Consulting Group
North American Contact
Allan Jordan                                                Tel: +1 646 284 9452


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date:   December 12, 2003               ASHANTI GOLDFIELDS COMPANY LIMITED



                                        By:  /s/ Ernest Abankroh
                                            --------------------------------
                                        Name:    Ernest Abankroh
                                        Title:   Company Secretary